

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Aldo J. Pagliari
Chief Financial Officer
Snap-on Incorporated
2801 80th Street
Kenosha, WI 53143

> **Re: Snap-on Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Response Dated October 7, 2021**
> **File No. 001-07724**

Dear Mr. Pagliari:

We have reviewed your October 7, 2021, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021, letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1A
Risk Factors, page 12

1. Your response to prior comment 1 refers to general disclosure of environmental regulation and risks, and the various risks identified in your forward-looking statement. In light of your industry and business operations, please tell us about the specific transition risks related to climate change relevant to you (such as those noted in our prior comment) and explain how you considered providing disclosure. Please also explain how you determined the materiality of their effects on your business, financial condition, and results of operations.

Item 7

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2. We note from your response to prior comment 2 that you have not incurred or committed to incur material capital expenditures primarily for climate-related projects. Provide us with support for this statement, including quantitative information.

3. Your response to prior comment 3 appears to be conclusory in nature without providing sufficient detail regarding the indirect consequences of climate-related regulation or business trends, including the specific items noted in our comment. Please describe the indirect consequences of climate change you considered in your response and explain how you concluded they were not material.

4. Among the disclosures cited in your response to prior comment 3 is language which describes price fluctuations and supply shortages of steel and petroleum-based energy sources, as well as changing vehicle requirements, but does not appear to specifically relate these types of issues to climate change. Please tell us what consideration you gave to identifying and analyzing these changes as indirect consequences of climate-related regulation or business trends.

5. Your response to prior comment 4 recognizes that climate change influences weather patterns, indicates that you have experienced numerous significant weather events, and recognizes disruptions can be costly. Tell us how you considered providing disclosure discussing the significant physical effects of climate change as it relates to its influence on weather patterns, such as floods, hurricanes, extreme fires, and water availability and quality. In addition, please describe the weather events you have experienced and the impact on your business, financial condition, and results of operations. To the extent you quantified amounts, such as weather-related damages and/or the cost of insurance, please provide these and explain how you analyzed materiality.

Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Miller